John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

June 6, 2011

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Stirling:

On March 23, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 28 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 29 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the Longview Global Allocation Fund (the “Fund”).

On May 5, 2011, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment:
In footnote 2, please remove the last two sentences and add a sentence to the effect that the total annual fund operating expenses will not correlate to the ratio of expenses to average net assets in the financial highlights because the financial highlights reflect operating expenses and do not take into account acquired fund fees and expenses.

Response:                                The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies

2.	Comment:	In the first paragraph, please clarify what is meant by double inverse or ultra-short ETFs.

Response:	The Trust has revised the disclosure as you have requested.

3.	Comment:	In the first paragraph, please disclose whether the Fund will invest in debt securities with any particular maturity limitations.

Response:	The Trust has revised the disclosure as you have requested.

4.	Comment:	Please disclose whether the Fund will invest in any emerging markets securities.

Response:
The Fund may invest in emerging market securities and disclosure to this effect is currently in the prospectus strategies disclosures.  The Fund has enhanced its risks disclosure regarding investments in emerging markets.

5.	Comment:	In the sixth paragraph, please disclose the extent to which the Fund will use derivatives.

Response:	The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks of Investing in the Fund

6.	Comment:	In the paragraph on “derivatives risk” please include a discussion of the risk of using leverage.

Response:	The Trust has revised the disclosure as you have requested.

7.	Comment:	Please confirm whether “sector risk” is a primary risk and, if so, please tie it back to the disclosure in the Principal Investment Strategies section.

Response:
The Trust has been advised by the investment adviser to the Fund that “sector risk” is a primary risk of the Fund.  Accordingly, the Trust has added disclosure to the Principal Investment Strategies Section to this effect.

Principal Risks of Investing in the Fund

8.	Comment:
This section lists “volatility risk” which was not listed in the Fund Summary – Principal Risks of Investing in the Fund.  Please confirm that all principal risks disclosed in this section tie back to those disclosed in the Fund Summary risk section.

Response:	The Trust has been advised by the investment adviser to the Fund that “volatility risk” is a primary risk of the Fund. Accordingly, the Trust has added disclosure to the Fund Summary to this effect.

Appendix – Adviser’s Related Performance

9.	Comment:	In the third paragraph, please state that the Composite performance is “net of all actual fees” as opposed to “net of fees.” Please also confirm all actual fees include sales loads.

Response:	The Adviser to the Fund has instructed the Trust to remove the Related Performance. Accordingly, this disclosure has been removed.

10.	Comment:	In the fourth paragraph, please revise the last sentence so that it is stated in the positive.

Response:	The Adviser to the Fund has instructed the Trust to remove the Related Performance. Accordingly, this disclosure has been removed.

11.	Comment:	In the chart, please clarify what is meant in the first column by “1 Year Inception.” Should this be “Since Inception”?

Response:	The Adviser to the Fund has instructed the Trust to remove the Related Performance. Accordingly, this disclosure has been removed.

12.	Comment:	In the last paragraph, before the words “fee-paying portfolios managed by the Adviser,” please add “substantially similar.”

Response:	The Adviser to the Fund has instructed the Trust to remove the Related Performance. Accordingly, this disclosure has been removed.

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively